UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WoodRock Securities, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4265 San Felipe, Suite 600
(No. and Street)

Houston	Texas	77027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John P. Dennis, III — (713) 654-0912
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company, P.C.
(Name – *if individual, state last, first, middle name*)

One Riverway, Suite 1900	Houston	Texas	77056
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John P. Dennis, III _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
WoodRock Securities, L.P. _____, as
of December 31 _____, 20 19 ____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:



SANDRA GAIL SMITH
Notary Public, State of Texas
Comm. Expires 01-25-2022
Notary ID 5990127

_____
Signature

Designated Principal
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOODROCK SECURITIES, L.P.

FINANCIAL STATEMENTS

DECEMBER 31, 2019

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of
WoodRock Securities, L.P.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of WoodRock Securities, L.P. as of December 31, 2019, the related statements of income, changes in partners' capital, changes in subordinated borrowings, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of WoodRock Securities, L.P. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of WoodRock Securities, L.P.'s management. Our responsibility is to express an opinion on WoodRock Securities, L.P.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to WoodRock Securities, L.P. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Opinion on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control of Securities Under Rule 15c3-3 of the Securities Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of WoodRock Securities, L.P.'s financial statements. The supplemental information is the responsibility of WoodRock Securities, L.P.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Harper & Pearson Company, P.C.

HARPER & PEARSON COMPANY, P.C.

We have served as WoodRock Securities, L.P.'s auditor since 2006.
Houston, Texas
February 26, 2020

2

ASSETS

Cash and cash equivalents	$ 10,709,533
Accounts receivable	210,906
Prepaid expenses - affiliate	1,442,671
Prepaid expenses	21,126
TOTAL ASSETS	$ 12,384,236

LIABILITIES AND PARTNERS' CAPITAL

Commissions payable	$ 139,988
Accrued Expenses	45,992
Line of Credit - Subordinate	10,500,000
TOTAL LIABILITIES	10,685,980
Partners' capital	1,698,256
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 12,384,236

Commissions and other revenues	$ 4,651,335
Management fee and administrative expense	(1,545,323)
Commissions expense, affiliate	(2,235,719)
Net Income	$ 870,293

| | Limited Partners | | General Partner | |
	Texas Capital Bancshares, Inc	WoodRock, LLC	WoodRock Holdings GP LLC	Total
Balance, December 31, 2018	$ 657,600	$ 535,930	$ 10,983	$ 1,204,513
Contributions	123,450		-	123,450
Distributions	-	(500,000)	-	(500,000)
Net income	8,703	852,887	8,703	870,293
Balance, December 31, 2019	$ 789,753	$ 888,817	$ 19,686	$ 1,698,256

The accompanying notes are an integral part of the financial statements.   5

Suborinated borrowings at December 31, 2018	$ 7,500,000
Increase:	
Revolving Line of Credit, net	3,000,000
Subordinated borrowings at December 31, 2019	$ 10,500,000

CASH FLOWS FROM OPERATING ACTIVITIES

Cash received from customers	$ 4,327,104
Cash paid for management fee and administrative expense	(1,956,995)
Commissions paid to affiliate	(2,095,731)
Net cash provided by operating activities	274,378

CASH FLOWS FROM FINANCING ACTIVITIES

Borrowings on the line of credit	46,500,000
Payments on the line of credit	(43,500,000)
Contributions	123,450
Partner's Distributions	(500,000)
Net cash used by financing activities	2,623,450

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of investments	(32,998,196)
Sale of investments	33,111,521
Net cash provided by investing activities	113,325

NET INCREASE IN CASH AND CASH EQUIVALENTS	3,011,153
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	7,698,380
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 10,709,533

RECONCILIATION OF NET INCOME TO NET CASH
PROVIDED BY OPERATING ACTIVITIES

Net income	$ 870,293
Adjustments:	
Gain on investment sales	$ (113,325)
Change in operating assets and liabilities:	
Increase in prepaid expense - affiliate	(468,433)
Increase in accounts receivable	(210,906)
Decrease in prepaid expenses	18,875
Increase in commission payable	139,988
Decrease in accounts payable	(1,910)
Increase in accrued expenses	39,796
Net cash provided by operating activities	$ 274,378

The accompanying notes are an integral part of the financial statements.   7

NOTE A   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business – WoodRock Securities, L.P. (a Texas limited partnership) ("the Partnership") maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). Accounting principles followed by the Partnership and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

The Partnership is located in Houston, Texas, and is a private investment banking firm. Accordingly, the Partnership has claimed an exemption from the Securities and Exchange Commission's (SEC) Rule 15c3-3 under section (K)(2)(ii). The Partnership is registered as a Broker-Dealer with the SEC, and a member of the Financial Industry Regulatory Authority (FINRA).

Statement Presentation – The unclassified statement of financial condition is presented in accordance with industry standards.

Estimates – The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Partnership considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Income Taxes – The Partnership's income, losses, and tax credits will be included in the income tax returns of the Partners. Accordingly, the Partnership does not record a provision for Federal income taxes. The Partnership records Texas margin taxes if owed. Texas margin taxes recorded for the year ended December 31, 2019 were $8,989.

The Partnership believes that all significant tax positions utilized by the Partnership will more likely than not be sustained upon examination. As of December 31, 2019, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2016 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the statement of income.

Revenue Recognition – Investment banking, commission and underwriting fees from securities related transactions are recognized when transactions close or at settlement date and receivables are recorded at this time. Retainer fees are recorded and recognized as revenue in accordance with the terms contained in the Partnership's written engagement agreements.

In 2019 the Partnership's main source of revenue was from investment banking fees. During the year ended December 31, 2019 commission revenue related to investment banking transactions was $4,266,245. This amount is included with commissions, underwriting, and other revenues on the statement of income.

Management deems no allowance necessary for receivable as the deal terms are agreed upon and no significant credit risk is deemed to be present.

NOTE A   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (CONTINUED)

Revenue Recognition (Continued)

Related to underwriting services provided whereby the Partnership receives a referral from its limited partner Texas Capital Bancshares, Inc. (TCB), 80% of each commission earned by the Partnership will be paid to TCB. During the year ended December 31, 2019 commission expense of $2,235,719 was recorded in the statement of operations related to this referral agreement.

Subsequent Events– The Partnership has evaluated subsequent events through February 26, 2020, the date the financial statements were available to be issued. No subsequent events occurred which require adjustment or disclosure to the financial statements at December 31, 2019.

NOTE B   PARTNERSHIP AGREEMENT

The Partnership was formed October 28, 2003. The general partner of the Partnership is WoodRock Holdings GP LLC, and the initial limited partner was WoodRock, LLC. Effective November 6, 2015 Texas Capital Bancshares, Inc became a limited partner and obtained a 1% ownership interest from the initial limited partner. The general partner maintained its ownership interest of 1% and the limited partners have a 99% ownership interest.

All Partnership profits, losses and distributions are to be allocated to the partners in proportion to their respective percentage interests and in accordance with the Members Agreement between the parties. TCB began participating in allocations beginning in 2016.

NOTE C   MANAGEMENT AGREEMENT

The Partnership entered into a management agreement with WoodRock, LLC, a company related through common ownership, whereby WoodRock, LLC will provide administrative and operational services, facilities, furniture and pay all overhead expenses of the Partnership.

WoodRock, LLC received an incremental allocation service fee of $84,000 per month for the period January 1, 2019 through December 31, 2019. Service fees and expense allocations for 2019 totaled $1,008,000.

NOTE D   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2019, the Partnership had net capital of $10,663,540 and a net capital requirement of $100,000. The Partnership's ratio of aggregate indebtedness to net capital was 1.74 to 1 at December 31, 2019. The Securities Exchange Commission permits a ratio of aggregate indebtedness to net capital for the Partnership at this time of no greater than 15 to 1.

NOTE E   CONCENTRATIONS AND CREDIT RISK

SIPC protects against the loss of cash and securities held by a customer at a financially-troubled SIPC-member brokerage firm. The limit of SPIC protection is $500,000 which NOTE E

CONCENTRATIONS AND CREDIT RISK (CONTINUED)

includes a $250,000 limit for cash. The Partnership's bank balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The balance of uninsured cash is $10,045,768. It is the Partnership's practice to utilize high net worth financial institutions to minimize its credit risk.

Generally, no collateral or other security is required to support receivable or advances to limited partners. At December 31, 2019, management determined that no allowance for doubtful accounts was necessary. For the year ended December 31, 2019, revenue from two customers represented 63% the Partnership's commission, underwriting, and other revenues. For the year ended December 31, 2019, receivables from the customers represented 94% f the partnership's receivable balances.

NOTE F   SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2019, is listed in the following:

Revolving Line of Credit   10,500,000

The subordinated borrowings are from a limited partner, Texas Capital Bancshares, Inc., and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required to the Company's continued compliance with minimum net capital requirements, they may not be repaid. The line of credit is for a total of $15,0000,000 and matures October 26, 2020. The line bears interest at 2.0% and is payable on maturity of the line of credit advance, but can be prepaid at borrower's discretion. During 2019 the Partnership paid $151,333 in interest on the line of credit. The principal and interest under this Agreement are fully and irrevocably subordinate in right of payment and subject to the prior payment or provision for payment in full of all claims of all other present and future creditors of the Company that are not similarly subordinated. Cash advanced under the line of credit is to be used for underwriting activities.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

NET CAPITAL	
Total partners' capital qualified for net capital	$ 1,698,256
Additions to net worth	
Subordinated loan	10,500,000
Total capital and allowable subordinated liabilities	12,198,256
Deductions and/or charges	
Nonallowable assets:	
Accounts receivable	70,918
Prepaid expenses	21,126
Prepaid expenses - affiliate	1,442,671
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	10,663,541
Haircuts on securities	-
Net capital	$ 10,663,541
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 12,399
Minimum dollar net capital requirement	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Excess net capital	$ 10,563,541
Ratio: Aggregate indebtedness to net capital	1.74 to 1

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2019 and the corresponding amended unaudited filing of part IIA of the FOCUS Report/form X-17A-5 filed by WoodRock Securities, L.P.

WOODROCK SECURITIES, L.P.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

Exemption Provisions

The Partnership has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all transactions are cleared through another broker dealer on a fully disclosed basis.

WoodRock Securities, L.P.'s Exemption Report

WoodRock Securities, L.P. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. WoodRock Securities, L.P. claimed an exemption 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) for the fiscal year ended December 31, 2019.

2. WoodRock Securities, L.P. met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year of January 1, 2019 to December 31, 2019, without exception.

WoodRock Securities, L.P.

I, John P. Dennis, III, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Signature

Designated Principal
Title

February 21, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of
WoodRock Securities, L.P.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) WoodRock Securities, L.P. identified the following provisions of 17 C.F.R. §15c3-3(k) under which WoodRock Securities, L.P. claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(ii) (the exemption provisions) and (2) WoodRock Securities, L.P. stated that WoodRock Securities, L.P. met the identified exemption provisions throughout the most recent fiscal year without exception. WoodRock Securities, L.P.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about WoodRock Securities, L.P.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Harper & Pearson Company, P.C.

HARPER & PEARSON COMPANY, P.C.

Houston, Texas
February 26, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Partners of
WoodRock Securities, L.P.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by WoodRock Securities, L.P. and the SIPC with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of WoodRock Securities, L.P. for the year ended December 31, 2019, solely to assist you and the SIPC in evaluating WoodRock Securities, L.P.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). WoodRock Securities, L.P.'s management is responsible for WoodRock Securities, L.P.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Harper & Pearson Company, P.C.

HARPER & PEARSON COMPANY, P.C.

Houston, Texas
February 26, 2020

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/2019
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*******2320********************MIXED AADC 220
66753 FINRA DEC
WOODROCK SECURITIES LP
4265 SAN FELIPE ST STE 600
HOUSTON, TX 77027-2918

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kristy Johnson (281) 367-0380

2. A. General Assessment (item 2e from page 2) $ 6,959

B. Less payment made with SIPC-6 filed (exclude interest) (5,593)

7-25-2019
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,366

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,366

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 1,366

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WoodRock Securities LP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Designated Principal
(Title)

Dated the 13 day of February, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2019
and ending 12/31/2019

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 4,653,607

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 14,265

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii) 14,265

Total deductions 14,265

2d. SIPC Net Operating Revenues $ 4,639,342

2e. General Assessment @ .0015 $ 6,959

(to page 1, line 2.A.)

2

COMMUNITY TRUST BANK 1074

WOODROCK SECURITIES, L.P.
OPERATING ACCOUNT
4265 SAN FELIPE ST STE 600
HOUSTON, TX 77027

2/13/2020

PAY TO THE ORDER OF SIPC $ **1,366.00

One Thousand Three Hundred Sixty-Six and 00/100** DOLLARS

SIPC
P.O. Box 92185
Washington DC 20090-2185

MEMO
SIPC-7

AUTHORIZED SIGNATURE

⑈001074⑈ ⑆111102758⑆ ⑈20530250⑈

WOODROCK SECURITIES, L.P. **OPERATING ACCOUNT** 1074

SIPC 2/13/2020

Date	Type	Reference	Original Amt.	Balance Due	Discount	Payment
1/31/2020	Bill		1,366.00	1,366.00		1,366.00
					Check Amount	1,366.00

Origin Bank Operating SIPC-7 1,366.00

WOODROCK SECURITIES, L.P. **OPERATING ACCOUNT** 1074

SIPC 2/13/2020

Date	Type	Reference	Original Amt.	Balance Due	Discount	Payment
1/31/2020	Bill		1,366.00	1,366.00		1,366.00
					Check Amount	1,366.00

Origin Bank Operating SIPC-7 1,366.00